Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD FORECASTS SIGNIFICANT PRODUCTION INCREASES AND UNIT COST REDUCTIONS
London, 31 March 2011 — Randgold Resources is projecting significant production increases and reductions in cash cost per ounce driven by forecast improvements in grade and new mine developments over the next five years, says chief executive Mark Bristow in the company’s annual report for 2010, published today.
Group production for 2011 was expected to increase by more than 70% over 2010 to between 750 000 and 790 000 ounces of gold, and management was targeting total cash costs, after royalties and taxes, of less than US$600/oz, Bristow said. The recently commissioned Tongon is scheduled to produce 260 000 to 270 000 ounces while the Loulo complex’s production is expected to be 420 000 to 440 000 ounces, of which some 120 000 ounces will be contributed by the new Gounkoto mine development in the latter half of the year. The Morila joint venture should produce 200 000 to 210 000 ounces.
Bristow cautioned, however, that this forecast was subject to exchange rates and input costs remaining at last year’s levels, and to the political impasse in Côte d’Ivoire not impacting to a greater extent on the Tongon mine. He also said that the company’s focus on efficiencies and costs would have to be even tighter than usual, particularly in the first half of the year.
Reviewing the past year, Bristow said it had been even more challenging than anticipated but despite some daunting operational and political obstacles, the company had increased its profit by 43%. “More importantly, it kept intact its strategy of creating real stakeholder value in the African gold industry, delivered on some very demanding objectives and remained firmly on course to achieve its future growth targets,” he said.
Among the past year’s major achievements he listed the rapid development of Gounkoto as a major mine; the successful commissioning of Tongon in a highly disrupted environment; continued progress on the Kibali project, which has been rescoped as a significantly larger operation; and a more than 5% increase in mineral resources and reserves calculated at US$800/oz and US$1 200/oz respectively after depletion at an attributable group level, generated by ongoing exploration.
Also in the annual report, chairman Philippe Liétard says the company has been giving considerable attention to expanding its top team, strengthening its structures and building leadership capability.
“In growing our personnel, however, we are very mindful of the need to preserve the company’s essentially entrepreneurial spirit: increased size will never be allowed to dilute the corporate DNA that distinguishes Randgold from its peers,” he said.
Liétard noted that one of the cardinal principles of Randgold’s partnership philosophy was that its host countries’ share of the value created by its activities should be used not to reward a small elite but to help build sustainable economies capable of generating welfare for all. “The latest political changes we are now beginning to see in Africa may well create fresh opportunities in new countries for the development of more such partnerships in an atmosphere of transparency and trust,” he said.
The annual report has been posted to shareholders and is available for viewing and/or downloading at www.randgoldresources.com. Once Randgold has filed its Form 20-F report for the 12 months ended 31 December 2010 with the US Securities and Exchange Commission (‘SEC’) later today, that report will also be published on the company’s website. A copy of the annual report has been submitted to the

National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do. Shareholders can download a copy of the Proxy Form from the company’s website and those wishing to appoint a proxy via the CREST system should do so via the issuer’s agent (ID number 3RA50). Details regarding the submission of proxies can be obtained from the Notes to Proxy page, also on the website at www.randgoldresources.com.
RANDGOLD RESOURCES ENQUIRIES

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
ABOUT RANDGOLD
Randgold Resources Limited (Randgold) is an African focused gold mining and exploration company with listings on the London Stock Exchange and on Nasdaq. Major discoveries to date include the 7.5 million ounce Morila deposit in southern Mali, the 7 million ounce Yalea deposit and the 5 million ounce Gounkoto deposit, both in western Mali, the 4 million ounce Tongon deposit in the Côte d’Ivoire and the 3 million ounce Massawa deposit in eastern Senegal.
Randgold financed and built the Morila mine which since October 2000 has produced approximately 5.8 million ounces of gold and distributed more than US$1.6 billion to stakeholders. It also financed and built the Loulo operation which started as two open pit mines in November 2005. Since then, an underground mine has been developed at the Yalea deposit and construction of a second underground operation is underway at the Gara deposit. The company’s new Tongon mine poured its first gold on 8 November 2010. Mining started in January 2011 at Gounkoto, another deposit on the Loulo permit in Mali, and it is scheduled to start supplying ore to the nearby Loulo plant in the second half of 2011.
Randgold is fast tracking Kibali in the Democratic Republic of Congo, where construction of the mine is targeted to start mid-2011. In 2009 the company acquired a 45% interest in the Kibali project, which now stands at 10.05 million ounces of mineral reserves and is one of the largest undeveloped gold deposits in Africa.
Randgold also has an extensive portfolio of organic growth prospects, which is constantly replenished by intensive exploration programmes in Burkina Faso, Côte d’Ivoire, DRC, Mali and Senegal.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to operating the Tongon mine in Côte d’Ivoire, the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’), including in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which is anticipated to be filed with the SEC on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.